Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

DAC ACQUISITION HOLDING, INC.,

HARVARD BIOSCIENCE, INC.,

DENVILLE SCIENTIFIC, INC.,

and

WALTER DEMSIA and RYAN SHARP

September 2, 2009

Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is made and entered into as of September 2, 2009, by and between DAC Acquisition Holding, Inc., a Delaware corporation (“Purchaser”), Harvard Bioscience, Inc., a Delaware corporation (“Parent”), Denville Scientific, Inc., a Delaware corporation (“Seller”), and Walter Demsia and Ryan Sharp (each, a “Shareholder” and collectively, the “Shareholders”). For the purposes of this Agreement, Purchaser, Parent, Seller and the Shareholders are sometimes referred to collectively as the “Parties” and individually as a “Party”.

RECITALS:

A. Seller is in the business of developing and distributing molecular biology research products (the “Business”).

B. The Shareholders collectively own 94.74% of the issued and outstanding stock of Seller.

C. Purchaser is a wholly owned subsidiary of Parent.

D. Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Assets (as defined in Section 1.6), all on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and undertakings set forth below and other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Parties hereby agree as follows:

1.	CERTAIN DEFINITIONS. For purposes of this Agreement, the following capitalized terms shall have the following meanings:

1.1.	Agreement has the meaning set forth in the preamble to this Agreement.

1.2.	Accounts Receivable has the meaning set forth in Section 4.9.

1.2(A)	Accounts Receivable Reserve has the meaning set forth in Section 6.10.

1.3.	Actual Cash Purchase Price has the meaning set forth in Section 3.1.

1.4.	ADP has the meaning set forth in Section 4.14.

1.5.	ADP Plan(s) has the meaning set forth in Section 4.16(b).

1.5(A)	“Affiliate(s)” of a Person other than a natural Person mean any entity controlled by, controlling, or under common control with such Person.

1.6.	Assets means all of Seller’s right, title and interest in and to the assets and properties owned by Seller and used in connection with the Business, whether known or unknown, tangible or intangible, real or personal, wherever situated, other than the Excluded Assets. The Assets include, without limitation, all of Seller’s right, title and interest in and to the following:

(a)	all furniture, fixtures, other fixed assets, equipment, machinery, dies, tooling and office and other equipment and vehicles used in connection with or related to the Business, including, without limitation, the assets listed on the attached Schedule 1.6(a);

(b)	the goodwill of and all other intangible assets associated with the Business;

(c)	all patents, patent applications, common law trademarks, registered trademarks, trademark applications and registrations, trade names, trade name applications and registrations, service marks, service mark applications and registrations, service names, copyrights, copyright applications and registrations, commercial and technical trade secrets, drawings, specifications, technology, phone numbers, fax numbers, websites, web domains, computer and electronic data processing programs and software, inventions, processes, know-how, confidential information and other proprietary property rights and interests used in connection with the Business, including, without limitation, the items set forth on the attached Schedule 1.6(c) (collectively, the “Intellectual Property”);

(d)	all sales and business records, personnel records of Seller’s employees, credit records of Seller’s customers, customer lists, advertising and promotional materials and all other books and records of every kind and nature used in connection with or related to the Business;

(e)	all written personal property leases entered into by Seller which cover personal property used in connection with the Business (the “Personal Property Leases”), which are set forth on the attached Schedule 1.6(e);

(f)	those certain written contracts and agreements, other than the Personal Property Leases, entered into by Seller in connection with the Business, that are set forth on the attached Schedule 1.6(f) (the “General Contracts”);

(g)	all licenses and permits held by Seller in connection with the Business, the Assets or the Leased Personal Property, including, without limitation, those set forth on the attached Schedule 1.6(g);

(h)	all inventories of the Business, regardless of nature or kind, or whether such inventories are included in Seller’s Most Recent Balance Sheet;

(i)	all third party warranties and claims for warranties relating to the Business, the Assets, and the Leased Property;

(j)	all Accounts Receivable, including, without limitation, those set forth on the attached Schedule 1.6(j) which shall include the monies owed by DSPI to Seller;

(k)	all prepaid expenses set forth on Schedule 1.6(k);

(l)	those assets of DSPI used in connection with the Business;

(m)	all claims and rights concerning any litigation or potential litigation in connection with or with respect to the Business, in which Seller is a claimant, including but not limited to enforcing noncompetition covenants against Former Employees and excluding any claims for refunds of premiums on insurance policies of Seller;

(n)	all rights (but no obligations) of, Seller pursuant to the DCA Agreement and the Ruch Release; and

(o)	the Real Property Lease.

1.7.	Assumed Liabilities means

(a)	Seller’s obligations, liabilities and commitments first arising from and after the Closing Date under the General Contracts, the Personal Property Leases, and pursuant to the Real Property Lease Assignment;

(b)	those trade account payables set forth on the attached Schedule 1.7(b), which shall not include any items that are adjustments to the calculation of Operating Profit in accordance with Schedule 1.87;

(c)	accruals for employee vacation time, sick time, and bonus payments for Transferred employees, as set forth on Schedule 1.7(c);

(d)	all obligations, liabilities, and commitments (including under Environmental Laws) arising out of or relating to the operation and conduct of the Business or the use or ownership of the Assets from and after the Closing, including obligations, liabilities and commitments in respect of any and all products sold by the Business from and after the Closing (including in respect of product liability claims for items that are sold by Purchaser from and after the Closing) and except for obligations and liabilities arising from or related to the Business, the Assets or the Leased Real Property prior to the Closing; and

(e)	other accrued operating expenses or trade payables: (i) described on the attached Schedule 1.7(e); or (ii) incurred in the ordinary course of business consistent with past practice, in each case which shall not include any items that are adjustments to the calculation of Operating Profit in accordance with Schedule 1.87.

1.8.	Attendant Documents has the meaning set forth in Section 4.1.

1.9.	[Intentionally omitted]

1.10.	Bill of Sale has the meaning set forth in Section 8.2(a).

1.11.	Business has the meaning set forth in the Recitals to this Agreement.

1.12.	Business Day means any day other than a Saturday, Sunday, legal holiday, or other day upon which banks in Delaware are not permitted or required to be closed.

1.13.	Cap has the meaning set forth in Section 9.6.

1.14.	[intentionally omitted]

1.15.	CERCLA has the meaning set forth in Section 4.20(a)(i).

1.16.	Claim has the meaning set forth in Section 9.3(a).

1.17.	[intentionally omitted]

1.18.	Closing has the meaning set forth in Section 8.1.

1.19.	Closing Date has the meaning set forth in Section 8.1.

1.20.	Closing Date Cash Payment has the meaning set forth in Section 3.2(a).

1.21.	Closing Net Assets has the meaning set forth in Section 3.3(b).

1.22.	COBRA has the meaning set forth in Section 4.16(a)(i).

1.23.	Code has the meaning set forth in Section 4.16(a)(ii).

1.24.	Commercial Arbitrator has the meaning set forth in Section 10.2(a).

1.24A	Consequential Damages has the meaning set forth in Section 9.6.

1.25.	Contracts means all of the General Contracts and the Personal Property Leases.

1.26.	Controlled Group has the meaning set forth in Section 4.16(a)(iii).

1.27.	Controlled Group Member has the meaning set forth in Section 4.16(a)(iv).

1.28.	Current Employee(s) has the meaning set forth in Section 4.14.

1.29.	DCA means Denville.ca, Inc., formerly known as Bioresource, Inc., a Canadian corporation.

1.30.	DCA Agreement has the meaning set forth in Section 8.2(g).

1.31.	Denville has the meaning set forth in Section 6.1.

1.32.	Denville Scientific has the meaning set forth in Section 6.1.

1.33.	Downward Net Asset Adjustment Amount has the meaning set forth in Section 3.3(c).

1.34.	DSPI means Denville Scientific Products, Inc., formerly known as TKR Biotech Products, Inc., a Pennsylvania Corporation.

1.35.	Early 2009 Stub Operating Profit has the meaning set forth in Exhibit 3.2(b).

1.36.	Employees has the meaning set forth in Section 4.14.

1.37.	ERISA has the meaning set forth in Section 4.16(a)(v).

1.38.	Employee Benefit Plan(s) has the meaning set forth in Section 4.16(a)(vi).

1.39.	Employment Agreement has the meaning set forth in Section 8.2(d).

1.40.	Environmental Laws has the meaning set forth in Section 4.20(a)(i).

1.41.	Environmental Reports has the meaning set forth in Section 4.20(a)(iii).

1.42.	Escrow Agent has the meaning set forth in Section 3.2(a)(i).

1.43.	Escrow Agreement has the meaning set forth in Section 3.2(a)(i).

1.44.	Escrow Payment has the meaning set forth in Section 3.2(a)(i).

1.45.	Estimated Closing Net Asset Value has the meaning set forth in Section 3.3(a).

1.46.	Excluded Assets. Any provision of this Agreement to the contrary notwithstanding, the following shall not be included in the Assets and shall be Excluded Assets under this Agreement:

(a)	any written or oral contracts or agreements other than the General Contracts, the Personal Property Leases and the Real Property Lease;

(b)	cash and cash equivalents of Seller and any marketable securities held by Seller;

(c)	the minute books, stock books, corporate seals and other corporate records of Seller relating to its organization and existence; provided, however, from time to time after the Closing, Seller shall, on request and upon reasonable notice, make such minute books, stock books and other corporate records available to Purchaser for inspection and copying, at Purchaser’s sole cost and expense, during normal business hours.

(d)	all tax returns of Seller and all prepaid taxes;

(e)	any employee loans outstanding;

(f)	all of Seller’s insurance policies and return of premiums associated with the cancellation of any of Seller’s insurance policies;

(g)	all equity interests in any Person, including, but not limited to, DSPI and DCA;

(h)	that certain note receivable in the amount of $250,000 from DSPI (the “DSPI Note”);

(i)	any life insurance policies on the life of a Shareholder;

(j)	all prepaid expenses not included in the Assets;

(k)	all rights under this Agreement; and

(l)	any other items listed on the attached Schedule 1.46.

1.47.	Excluded Liabilities means any and all debts, liabilities or obligations of Seller, regardless of their type or nature, other than the Assumed Liabilities (collectively, the “Excluded Liabilities”). Such Excluded Liabilities shall include, without limitation:

(a)	any remediation, or other liability or obligation for any violation of the Environmental Laws arising from the operation of the Business or the Leased Real Property prior to the Closing Date, including, without limitation, those arising prior to Seller’s occupancy of the Leased Real Property;

(b)	any liability or obligation relating, in any way, to any action, suit, investigation or proceeding against Seller, the Business, the Assets, or the Leased Property, or at law or in equity arising prior to the Closing Date, before any federal, state, municipal or other governmental department, commission, board, agency, court or instrumentality, whether or not disclosed to Purchaser;

(c)	any liability of Seller for Taxes, including, but not limited to, Taxes that arise in connection with the consummation of the transactions contemplated hereby and any liability for the unpaid Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee of, or successor to Seller, by contract or otherwise;

(d)

except as assumed by Purchaser pursuant to Section 1.7(c), any obligation whatsoever related to employees or independent contractors, including but not limited to under the Employee Benefit Plans, arising in connection with the Business on or before the Closing Date, including but not limited to any liability resulting from Seller’s termination of employees on or prior to the Closing Date, any workers’ compensation claims which relate to events on or before the Closing Date, and any COBRA coverage for existing qualified beneficiaries, qualified beneficiaries who have not elected COBRA coverage but have COBRA rights and any individuals who become qualified beneficiaries in connection with the transactions contemplated by this Agreement and any and all liabilities and obligations relating to severance payments, change of control costs, Seller’s Plans, including but not limited to Seller’s 401(k) Plan;

(e)	all written or oral contracts or agreements other than the General Contracts, the Personal Property Leases and the Real Property Lease, as assumed pursuant to Section 1.7 above;

(f)	all debts, liabilities and obligations of Seller, including but not limited to those set forth on the face of or described in the notes, if any, to the Most Recent Balance Sheet of Seller, other than the Assumed Liabilities;

(g)	all liabilities whatsoever of DSPI or DCA, including but not limited to any liabilities associated with or related to any equity interest held by Seller in DSPI or DCA and all obligations of Seller pursuant to the DCA Agreement and the Ruch Release;

(h)	any liability or expense of Seller or Shareholders arising out of the transactions contemplated by this Agreement, including the negotiation or execution of this Agreement and the Attendant Documents and the consummation of such transactions;

(i)	all fees, commissions and expenses payable to Sun Mergers & Acquisitions LLC;

(j)	any claim by Fisher Scientific International, Inc., or its subsidiary, Molecular BioProducts, Inc., for trademark infringement arising out of or in connection with Seller’s operation of the Business prior to the Closing Date; and

(k)	except to the extent expressly included in the list of Assumed Liabilities, any obligation or liability of Seller arising out of or in connection with Seller’s operation of the Business prior to the Closing Date, including but not limited to the failure to qualify to do business, or otherwise register with, any state in which such qualification or registration is required.

1.48.	Filing Date has the meaning set forth in Section 10.2(b).

1.49.	Financial Statements and “Annual Financial Statements” have the respective meanings set forth in Section 4.17.

1.50.	Final 2008 Stub Operating Profit has the meaning set forth in Exhibit 3.2(b).

1.51.	Final 2009 Stub Operating Profit has the meaning set forth on Exhibit 3.2(b).

1.52.	Final Closing Net Asset Value has the meaning set forth in Section 3.3(b).

1.53.	Final Early 2009 Stub Operating Profit has the meaning set forth in Exhibit 3.2(b).

1.54.	Final Latter 2009 Operating Profit has the meaning set forth in Exhibit 3.2(c).

1.55.	Final Latter 2009 Operating Profit Determination Date has the meaning set forth on Exhibit 3.2(c).

1.56.	Final Purchase Price Payment has the meaning set forth in Exhibit 3.2(c).

1.57.	Final Purchase Price Payment Date has the meaning set forth in Section 6.7(a).

1.58.	Final Trailing 12-Month Operating Profit has the meaning set forth in Exhibit 3.2(b).

1.59.	Former Employee(s) has the meaning set forth in Section 4.15.

1.60.	General Contracts has the meaning set forth in Section 1.6(f).

1.61.	Hazardous Materials has the meaning set forth in Section 4.20(a)(ii).

1.62.	Indemnification Notice has the meaning set forth in Section 9.3(a).

1.63.	Indemnified Party has the meaning set forth in Section 9.3(a).

1.64.	Indemnifying Party has the meaning set forth in Section 9.3(a).

1.65.	Independent Accounting Firm has the meaning set forth in Section 3.3(b).

1.66.	Intellectual Property has the meaning set forth in Section 1.6(c).

1.67.	Interim Purchase Price Clawback Amount has the meaning set forth in Exhibit 3.2(b).

1.68.	Interim Purchase Price Payment has the meaning set forth in Exhibit 3.2(b).

1.69.	ISRA means the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq.

1.70.	Latter 2009 Operating Profit has the meaning set forth in Exhibit 3.2(c).

1.71.	Latter 2009 Stub Period has the meaning set forth in Exhibit 3.2(c).

1.72.	Leased Personal Property has the meaning set forth in Section 4.5.

1.73.	Leased Property has the meaning set forth in Section 4.5.

1.74.	Leased Real Property has the meaning set forth in Section 4.8.

1.75.	Licenses has the meaning set forth in Section 4.6.

1.76.	Liens has the meaning set forth in Section 2.1.

1.77.	Losses has the meaning set forth in Section 9.1.

1.78.	Material Adverse Effect shall mean (i) a material adverse effect on the financial condition or results of operations of the Business, taken as a whole, or (ii) on the ability of Seller to consummate the transactions contemplated in this Agreement.

1.79.	Maximum Cash Purchase Price has the meaning set forth in Section 3.1.

1.80.	Monthly Report(s) has the meaning set forth in Section 6.7(a).

1.81.	Most Recent Balance Sheet has the meaning set forth in Section 4.17.

1.82.	Multiemployer Plan has the meaning set forth in Section 4.16(a)(vii).

1.83.	Name Change Amendments has the meaning set forth in Section 6.1.

1.84.	Net Assets shall mean the Accounts Receivable (net of the Accounts Receivable Reserves), inventory, fixed assets, all cash delivered to Purchaser at Closing, and prepaid expenses included among the Assets minus the accounts payable and accrued expenses of the Business included among the Assumed Liabilities.

1.85.	Non-Assignable Asset has the meaning set forth in Section 6.3(a).

1.86.	Noncompetition Agreements has the meaning set forth in Section 8.2(e).

1.87.	Notice (whether or not capitalized) has the meaning set forth in Section 10.3.

1.88.	Objection Notice has the meaning set forth in Section 6.7(b).

1.88A	Obligations has the meaning set forth in Section 10.16.

1.89.	Operating Profit has the meaning set forth in Exhibit 1.87.

1.90.	Operating Profit Determination Deliverables has the meaning set forth in Exhibit 3.2(b).

1.91.	Parent has the meaning set forth in the preamble to this Agreement.

1.92.	Parent Guarantee has the meaning set forth in Section 8.3(f).

1.93.	Party and Parties have the meanings set forth in the preamble to this Agreement.

1.94.	Pension Plan has the meaning set forth in Section 4.16(a)(viii).

1.95.	Permitted Liens has the meaning set forth in Section 4.10.

1.96.	Personal Property Leases has the meaning set forth in Section 1.6(e).

1.97.	Person means any individual, corporation, partnership (limited or general), limited liability partnership, limited liability company, trust, association or other organization or entity, as the context requires.

1.98.	Plan(s) has the meaning set forth in Section 4.16(b).

1.99.	Pre-Closing Tax Period(s) has the meaning set forth in Section 6.4.

1.100.	Protected Names has the meaning set forth in Section 6.1.

1.101.	Purchase Price has the meaning set forth in Section 3.1.

1.102.	Purchase Price Bank Account has the meaning set forth in Section 3.2(a)(ii).

1.103.	Purchaser has the meaning set forth in the preamble to this Agreement.

1.104.	Purchaser Parties has the meaning set forth in Section 9.1.

1.105.	RCRA has the meaning set forth in Section 4.20(a)(i).

1.106.	Real Property Lease means that certain lease dated as of June 16, 2004, as amended, for the Leased Real Property located at 3005 Hadley Road, Units #1-3 and 4A, South Plainfield, New Jersey.

1.106(A)	Real Property Lease Assignment has the meaning set forth in Section 8.3(b).

1.107.	Retirement Plan has the meaning set forth in Section 4.16(c).

1.108.	Ruch Release has the meaning set forth in Section 8.2(j).

1.109.	Sale Payment has the meaning set forth in Section 6.9.

1.110.	Sale Transaction has the meaning set forth in Section 6.9.

1.111.	Seller has the meaning set forth in the preamble of this Agreement.

1.112.	Seller Parties has the meaning set forth in Section 9.2.

1.113.	Seller’s actual knowledge shall mean the actual knowledge of Walter Demsia or Ryan Sharp without any inquiry.

1.114.	Seller’s knowledge shall mean the actual knowledge of Walter Demsia or Ryan J. Sharp after due inquiry.

1.115.	Shareholder(s) has the meaning set forth in the preamble to this Agreement.

1.116.	Shareholders’ Representative has the meaning set forth in Section 8.4(a).

1.117.	Statement of Closing Net Assets has the meaning set forth in Section 3.3(b).

1.118.	Target Closing Net Asset Value has the meaning set forth in Section 3.3(c).

1.119.	Tax or Taxes means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and governmental impositions or charges of any kind in the nature of (or similar to) taxes, including (without limitation) (a) income, franchise, profits, gross receipts, margins, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (b) interest, penalties, additional taxes and additions to tax imposed with respect thereto, and (c) any obligation to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

1.120.	Tax Return means any return, declaration, report, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, any amendment thereof, and including, without limitation, consolidated, combined, and unitary tax returns.

1.121.	Third Party Claim has the meaning set forth in Section 9.3(a).

1.122.	Threshold Amount has the meaning set forth in Section 9.6

1.123.	Trailing 12-Month Operating Profit has the meaning set forth in Exhibit 3.2(b).

1.124.	Trailing 12-Month Operating Profit Product has the meaning set forth in Exhibit 3.2(b).

1.125.	Transfer Taxes has the meaning set forth in Section 10.8.

1.126.	Transferred Employees has the meaning set forth in Section 7.1.

1.127.	Transition Agreement has the meaning set forth in Section 8.2(f).

1.128.	WARN Act has the meaning set forth in Section 7.2.

1.129.	Welfare Plan has the meaning set forth in Section 4.16(a)(ix).

1.130.	Year-End Balance Sheet has the meaning set forth in Section 4.17.

1.131.	2008 Stub Operating Profit has the meaning set forth in Exhibit 3.2(b).

1.132.	2008 Operating Profit has the meaning set forth in Exhibit 3.2(a).

1.133.	2009 Stub Operating Profit Determination Date has the meaning set forth in Exhibit 3.2(b).

2.	PURCHASE AND SALE OF ASSETS

2.1.	Purchase and Sale of the Assets. On the Closing Date, Seller shall sell, transfer, and assign to Purchaser, and Purchaser shall purchase, accept and acquire from Seller, on the terms and subject to the conditions set forth in this Agreement, all of the Assets, other than the Excluded Assets, free and clear of all judgments, security interests, liens, title defects, mortgages or encumbrances of any nature whatsoever (collectively, the “Liens”), other than the Permitted Liens set forth on Schedule 4.10.

2.2.	Liabilities Assumed. On the Closing Date, Seller shall assign to Purchaser, and Purchaser shall assume from Seller, the Assumed Liabilities, provided Purchaser shall not assume and shall not be liable for any of the Excluded Liabilities.

3.	CONSIDERATION

3.1.	Purchase Price and Payment. The purchase price for the Assets (the “Purchase Price”) shall be Twelve Million Eight Hundred Eleven Thousand Eight Hundred Seventy Two Dollars ($12,811,872.00), as adjusted in accordance with Section 3.2 and Section 3.3 (collectively, the “Actual Cash Purchase Price”), which Actual Cash Purchase Price shall be paid as hereinafter set forth in Section 3.2, as adjusted pursuant to Section 3.3, and which Actual Cash Purchase Price shall in no event be greater than Twenty Five Million Five Hundred Thousand ($25,500,000.00) (the “Maximum Cash Purchase Price”); and (b) the assumption by Purchaser of the Assumed Liabilities.

3.2.	Payment of Purchase Price. Purchaser shall pay the Actual Cash Purchase Price as follows:

(a)	At the Closing, Purchaser shall pay Seller the sum of Twelve Million Eight Hundred Eleven Thousand Eight Hundred Seventy Two Dollars ($12,811,872.00) (the “Closing Date Cash Payment”), which Closing Date Cash Payment shall be determined in accordance with Exhibit 3.2(a), payable as follows:

(i) to secure Seller’s and Shareholders’ indemnification obligations under this Agreement, Purchaser shall pay Two Million Two Hundred Fifty Thousand Dollars ($2,250,000.00) of the Closing Date Cash Payment (the “Escrow Payment”) to BNY Mellon, National Association, a national banking association (the “Escrow Agent”) by wire transfer of immediately available funds, to be held and disbursed in accordance with the terms of an escrow agreement (the “Escrow Agreement”) among Purchaser, Seller Parties and the Escrow Agent, the form of which is attached hereto as Exhibit A.

(ii) to secure Seller’s and Shareholders’ potential tax obligations under this Agreement, Purchaser shall pay Four Hundred Thousand Dollars ($400,000.00) of the Closing Date Cash Payment (the “Tax Escrow Portion”) to be held and disbursed in accordance with the Escrow Agreement and Exhibit 3.2(a)(ii).

(iii) Purchaser shall pay the balance of the Closing Date Cash Payment to Seller by wire transfer of immediately available funds to a bank account designated by Seller (the “Purchase Price Bank Account”).

(b)	At the time specified in Exhibit 3.2(b), Purchaser shall pay the Interim Purchase Price Payment, if any, to Seller by wire transfer of immediately available funds to the Purchase Price Bank Account which Interim Price Payment shall be determined in accordance with Exhibit 3.2(b). Alternatively, at the time specified in Exhibit 3.2(b), Seller shall pay the Interim Purchase Price Clawback Amount to Purchaser by wire transfer of immediately available funds to a bank account specified by Purchaser in writing.

(c)	As specified in Exhibit 3.2(c), the Parties shall determine the Final Purchase Price Payment and any payment thereof shall be paid at the time specified in Exhibit 3.2(c). In the event there is a Final Purchase Price Payment, Purchaser shall pay the Final Purchase Price Payment to Seller by wire transfer of immediately available funds to the Purchase Price Bank Account. In no event shall the Actual Cash Purchase Price, as adjusted pursuant to Section 3.2 and Section 3.3, exceed the Maximum Cash Purchase Price.

3.3.	Post Closing Adjustment to Purchase Price.

(a)	Attached hereto as Exhibit 3.3(a) is a statement of the estimated value of the Net Assets of the Business as of August 31, 2009 (the “Estimated Closing Net Asset Value”), as derived from the unaudited estimated balance sheet of the Seller as of August 31, 2009 and prepared in accordance with GAAP consistent with past practice.

(b)	Unless specifically waived in writing by Purchaser, Seller shall, at its cost and expense, prepare and deliver to Purchaser, within ninety (90) days after the Closing Date, a statement (the “Statement of Closing Net Assets”) setting forth a balance sheet of the Net Assets as of the Closing Date (the “Closing Net Assets”), which Statement of Closing Net Assets shall be prepared in accordance with GAAP consistent with past practice. Purchaser shall have fifteen (15) calendar days from the date of its receipt of the Statement of Closing Net Assets to deliver to Seller a written objection to the Statement of Closing Net Assets, which objection shall include a reasonably detailed statement of the basis for Purchaser’s objection. During such fifteen (15) day period, Purchaser and Parent shall grant Seller, Shareholders’ Representative and Seller’s accountants, legal counsel and advisors, reasonable access, during normal business hours, to Purchaser’s books and records to review (at Seller’s sole expense) Seller’s calculation of the Closing Net Assets and preparation of the Statement of Closing Net Assets. If Purchaser fails to timely object, then the Statement of Closing Net Assets shall be deemed accepted as originally delivered to Purchaser. If Purchaser timely objects to the Statement of Closing Net Assets and Seller and Purchaser are unable to resolve such dispute within ten (10) calendar days of Seller’s receipt of Purchaser’s objections, then the issues in dispute shall be submitted to an independent, nationally recognized accounting firm reasonably acceptable to the Parties (the “Independent Accounting Firm”) for resolution. The Independent Accounting Firm shall be instructed to submit a report to Purchaser and Seller within thirty (30) calendar days with a determination regarding any disputed items (such disputed amounts to be resolved by the Independent Accounting Firm in accordance with the accounting principles used in preparing the Estimated Closing Net Asset Value), and such report shall be final, binding and conclusive on the Parties hereto. The value of the Closing Net Assets as finally determined by this Section 3.3(b) shall be deemed the “Final Closing Net Asset Value” for purposes of this Agreement. The fees, costs and expenses of the Independent Accounting Firm shall be divided equally and paid by Purchaser and Seller.

(c)	If it is determined, pursuant to 3.3(b), that the Final Net Asset Value is less than Four Million One Hundred Fifty Thousand Dollars ($4,150,000.00) (the “Target Closing Net Asset Value”), then the Purchase Price shall be decreased by one dollar ($1.00) for every dollar that the Final Closing Net Asset Value is less than the Target Closing Net Asset Value (the “Downward Net Asset Adjustment Amount”).

(d)	In the event of a Downward Net Asset Adjustment Amount, Seller shall pay such Downward Net Asset Adjustment Amount to Purchaser within three (3) Business Days of the determination of the Downward Net Asset Adjustment Amount, by wire transfer of immediately available funds to one or more accounts designated by Purchaser in writing.

3.4.	Allocation of Consideration. The aggregate consideration paid by Purchaser to Seller pursuant to this Agreement (including the Assumed

Liabilities) shall be allocated among the Assets, including any intangible assets. Certain of such allocations are as set forth in Schedule 3.4 which Seller and Purchaser have agreed upon. Each Party agrees to report the transactions contemplated by this Agreement for federal income tax and all other tax purposes (including, without limitation, for purposes of Section 1060 of the Code) in a manner consistent with the agreed upon allocations set forth in Schedule 3.4 and in accordance with all applicable rules and regulations, and to take no position inconsistent with such allocations in any administrative or judicial examination or other proceeding. Purchaser and Seller shall timely file the appropriate forms in accordance with the requirements of Section 1060 of the Code.

4.	REPRESENTATIONS AND WARRANTIES OF SELLER AND SHAREHOLDERS. Seller and Shareholders, jointly and severally, hereby represent, warrant and covenant the following to Purchaser and Parent:

4.1.	Good Standing and Authority. Seller is a corporation organized, validly existing and in good standing under the laws of the State of Delaware. Except as set forth on Schedule 4.1, Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which it is required to be so qualified except where the failure to be qualified would not reasonably be expected to have a Material Adverse Effect. Seller has the corporate power and authority to enter into this Agreement, to enter into any and all documents contemplated in this Agreement (the “Attendant Documents”) to which it is or will be a party and to consummate the transactions contemplated in this Agreement and the Attendant Documents. This Agreement and all of the Attendant Documents to which Seller will be a party as of the Closing, and the consummation of the transactions contemplated in this Agreement and the Attendant Documents, will be, on or prior to the Closing Date, duly authorized and approved by all necessary corporate action on the part of Seller. This Agreement, and all of the Attendant Documents to which Seller will be a party as of the Closing, when executed and delivered, constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles. This Agreement, and all of the Attendant Documents to which each Shareholder will be a party as of the Closing, when executed and delivered, constitute legal, valid and binding obligations of each such Shareholder, enforceable against each such Shareholder in accordance with their respective terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles. Notwithstanding anything to the contrary contained herein, the representation contained in the immediately preceding sentence is made severally by each Shareholder and not jointly and severally. Seller owns no equity interests other than its interests in DSPI.

4.2.	Assets. The Assets (including the assets of DSPI acquired by Purchaser), together with all Leased Personal Property, the Leased Real Property and the Excluded Assets, constitute all of the assets which are used in connection with and are necessary to the operation of the Business as of the Closing. Except as set forth on Schedule 4.2, all of the Assets and all of the Leased Personal Property are located at the Leased Real Property.

(a)	The attached Schedule 1.6(a) contains a true and complete list of all material furniture, fixtures, fixed assets, material equipment, machinery, tools, dies, jigs, patterns, molds, engineering and office equipment and vehicles used in connection with the operation of or related to the Business, other than the Leased Personal Property.

(b)	The attached Schedule 1.6(i) contains a true and complete list of all material third party warranties and claims for warranties relating to the Business, the Assets or the Leased Personal Property.

4.3.	Intellectual Property. Seller owns no patents, patent applications, registered trademarks, applications for registered trademarks, registered service marks, applications for registered service marks, registered copyrights and applications for registered copyrights. The attached Schedule 4.3 contains a true and complete list of any common law trademarks and logos used in connection with the operation of the Business, none of which are owned by any Shareholder, and any and all corporate and assumed names under which Seller in the five (5) years prior to the Closing Date, has conducted or, is currently conducting the Business. To Seller’s actual knowledge, Seller has the right to assign its entire right, title and interest in and to all of the Intellectual Property. Seller is not a party to any license agreements granting any right to use or practice any rights under any Intellectual Property, whether Seller is the licensee or licensor thereunder. The items comprising the Intellectual Property are the only proprietary property used by Seller in connection with the Business as conducted immediately prior to the Closing. There has been no written claim received by Seller for infringement, misappropriation or misuse of any of the Intellectual Property or any other proprietary information related to the Business in the ten (10) years prior to the Closing Date. Seller has received no written claim in the ten (10) years prior to the Closing Date that Seller has infringed or is infringing on any trademark, trade name, copyright or other proprietary or intellectual property right of any third party or that Seller is illegally using the trade secrets or property rights of any third party.

4.4.

Contracts. The attached Schedule 4.4 identifies all material contracts and agreements related to the Business to which Seller is a party (including all Contracts), true and complete copies of all (or, if verbal, true and complete summaries) of which have been delivered to Purchaser. For purposes of this Section 4.4 a Contract or agreement shall be deemed to be material if it involves obligations (contingent or otherwise) of, or payments to Seller involving aggregate annual consideration payable to or by Seller in excess of twenty-five thousand dollars ($25,000), or if it restricts Seller’s ability to compete in the Business. Each Contract was entered into in the ordinary course of business, is legal, valid and binding against Seller, enforceable against Seller and in full force and effect. To Seller’s knowledge, there are no disputes, oral agreements or forbearance programs in effect as to any Contract. Seller has not assigned, transferred, mortgaged or otherwise conveyed its interest in any Contract. Seller has complied in all material respects with the provisions of each Contract to which it is a party, and is not in default under any such Contract and, to Seller’s knowledge, no party to any such Contract has failed to comply in any material respect with, or is in material default under, the provisions of such Contract. Except as disclosed on Schedule 4.21, this Agreement and the transactions contemplated by this Agreement will not violate or cause a default under any Contract or, require notice to, or the consent of, any party to any Contract.

4.5.	Leased Assets. The attached Schedule 1.6(e), contains a true and complete list of the leased personal property used by the Business (collectively, the “Leased Personal Property,” and together with the Leased Real Property, the “Leased Property”). Seller is the exclusive user of all of the Leased Personal Property listed on the attached Schedule 1.6(e) and all of the Leased Personal Property is located at the Leased Real Property. Except for the Leased Personal Property, there is no personal property which is leased and which is used in connection with the operation of, or related to, the Business.

4.6.	Permits and Licenses. The attached Schedule 1.6(g) lists all governmental franchises, permits, licenses or other authorizations from a governmental entity held by Seller in connection with the Business, the Assets, the Real Property, or the Leased Property (the “Licenses”), true and complete copies of all of which have been delivered to Purchaser. Except as set forth on the attached Schedule 4.6, all of the Licenses are in full force and effect and are assignable or transferable to Purchaser in connection with the consummation of the transactions contemplated in this Agreement. To Seller’s knowledge, Seller has obtained all Licenses necessary for its operation of the Business, the ownership of the Assets or the lease of the Leased Property the absence of which would not reasonably be expected to have a Material Adverse Effect, and Seller has not, to Seller’s knowledge, engaged in any activity which would cause revocation or suspension of any such Licenses. No action or proceeding looking to or contemplating the revocation or suspension of any Licenses is pending or, to Seller’s knowledge, threatened.

4.7.	Real Property Owned. Seller does not own and has never owned any real property.

4.8.	Real Property Leased. The attached Schedule 4.8 lists and briefly describes all real properties leased or subleased to or by Seller for use in the operation of the Business (the “Leased Real Property”). Seller has delivered to Purchaser true, correct and complete copies of the leases and subleases for all land, buildings and improvements used in the Business listed on the attached Schedule 4.8. Except as set forth on the attached Schedule 4.8, with respect to each Real Property Lease:

(a)	the Real Property Lease is legal, valid, binding, enforceable and in full force and effect;

(b)	to Seller’s actual knowledge, the Leased Real Property has been operated and maintained in accordance with applicable laws, rules and regulations;

(c)	Seller is not, and to Seller’s actual knowledge no other party to the Real Property Lease is, in breach or default, and no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the Real Property Lease;

(d)	To Seller’s actual knowledge, no party to the Real Property Lease has repudiated any of its provisions;

(e)	Seller has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered all or any portion of its interest in the Real Property Lease;

(f)	the Leased Real Property is supplied with utilities and other services necessary for the operation of the Business at the Leased Real Property, as conducted immediately prior to the Closing; and

(g)	the facilities leased under the Real Property Lease are in good operating condition, subject to ordinary wear and tear, and would require no structural changes by the landlord pursuant to the Real Property Lease if such lease were to terminate as of the Closing Date.

4.9.

Accounts Receivable and Payables. The attached Schedule 1.6(j) contains a true and complete list of all accounts receivable of the Business (the “Accounts Receivable”), as of two (2) Business Days prior to the Closing Date. Except as set forth on the attached Schedule 4.9, all Accounts Receivable are reflected properly on the books and records of Seller, are valid receivables subject to no setoffs or counterclaims, are current and collectible and will be collected in substantial accordance with their terms and at their recorded amounts, subject only to the reserve for bad debts set forth on the Most Recent Balance Sheet, as adjusted for the passage of time through the Closing Date in accordance with generally acceptable accounting principles consistently applied, and are free and clear of all

Liens and factoring agreements. No trade accounts payable forming part of the Assumed Liabilities or other Assumed Liabilities are past due. The Assumed Liabilities have been incurred in the ordinary course of business and Seller has not delayed or postponed the payment of any such Assumed Liabilities or other accounts payable or other liabilities. Seller has no Notes Receivable other than the DSPI Note.

4.10.	Title; Liens. Except (i) as set forth on the attached Schedule 4.10, and (ii) for the Liens set forth on the attached Schedule 4.10 (the “Permitted Liens”), Seller has good, marketable and unencumbered title to, or an unencumbered interest in, each item comprising the Assets, free and clear of any and all Liens.

4.11.	Good Condition. Except as set forth on the attached Schedule 4.11, to Seller’s knowledge, all of the Assets and all of the Leased Personal Property are currently in good operating condition, subject to normal wear and tear, operating for their respective intended uses and need no major repairs.

4.12.	Litigation. There are no actions, suits, investigations or proceedings pending or, to Seller’s actual knowledge, threatened against Seller, the Business, the Assets or the Leased Property, at law or in equity, before any federal, state, municipal or other governmental department, commission, board, agency, court or instrumentality which could affect, in any way, the Business, the Assets or the Leased Property. There has been no written notice received by Seller that Seller is in default under any order, writ, injunction or decree of any court or other governmental department, commission, board, agency or instrumentality which such default could materially affect, the Business, the Assets or the Leased Property in any way.

4.13.	Compliance with Applicable Laws and Regulations. Except as set forth on the attached Schedule 4.13, Seller has complied in all material respects with all laws, regulations, rules, orders, judgments, decrees and other requirements imposed by any governmental authority applicable to Seller, the Business, the Assets or the Leased Property.

4.14.	Employees. The attached Schedule 4.14 contains a complete and accurate list of employees leased to the Business by ADP TotalSource (“ADP”) as of the Closing Date (each a “Current Employee” and collectively the “Current Employees”) and, with respect to each Current Employee, his or her salary or hourly rate currently in effect and accrued vacation and sick time as of a date no more than five (5) Business Days prior to the Closing Date. Except as set forth on the attached Schedule 4.14, no Current Employee is currently on leave of absence, layoff, military leave, suspension, sick leave, workers’ compensation, salary continuance or short or long term disability or otherwise not actively performing his or her work during all normally scheduled business hours. The Current Employees and the Former Employees (as defined below) are sometimes referred to, collectively, as the “Employees.”

4.15.	Employee Relations. Except as set forth on the attached Schedule 4.15, there are no written or oral collective bargaining or other employment agreements or understandings with or affecting any Current Employee. There has been no written notice received by Seller with respect to any Current Employee or any person formerly employed by Seller (each a “Former Employee” and collectively the “Former Employees”) in connection with a violation of the Fair Labor Standards Act or other applicable federal, state or local labor laws. All payments due and payable by Seller to ADP, including but not limited to with respect to health, welfare or unemployment insurance and pursuant to any agreement, as of the Closing Date will have been paid as of the Closing Date or properly accrued for. Except as set forth on Schedule 4.15, there are no severance payments which could become payable by Purchaser under the terms of any oral or written agreement or commitment. Except as set forth on the attached Schedule 4.15, (i) there is no unfair labor practice charge or complaint concerning the Business or any Current or Former Employee pending before any governmental agency in any jurisdiction in which Seller conducts business; (ii) there is no labor strike or material slowdown, work stoppage, lockout or other collective labor action actually pending or to Seller’s knowledge threatened against or affecting the Business, and Seller has not in the five (5) years prior to the Closing Date experienced any strike or material slowdown, work stoppage, lockout or other collective labor action in connection with the Business by or with respect to any Current Employees; (iii) there are no charges against the Business pending before the Equal Employment Opportunity Commission or any agency in any jurisdiction in which Seller conducts business responsible for the prevention of unlawful employment practices; (iv) Seller has not received written notice from any governmental agency responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of the Business and, to Seller’s knowledge, no such investigation is currently in progress; (v) no Current Employee or Former Employee has any claim pending against Seller on account of or for overtime pay; and (vi) except as set forth on Schedule 4.15, Seller has no temporary employees. To the actual knowledge Seller: (i) no Current Employee or Former Employee has breached such employee’s obligations regarding confidentiality, non-competition or non-solicitation, to the extent such Current Employee or Former Employee is so obligated, and (ii) no Current Employee or group of Current Employees plans to leave the Company or to refuse employment by Purchaser.

4.16.	Employee Benefits.

(a)	Definitions: For purposes of this Agreement, the following words and phrases shall have the meanings set forth below:

(i)	“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended;

(ii)	“Code” shall mean the Internal Revenue Code of 1986, as amended;

(iii)	“Controlled Group” shall mean a group of two or more trades or businesses, whether or not incorporated, that are considered a single employer under Sections 414(b), (c), (m), (n), or (o) of the Code;

(iv)	“Controlled Group Member” shall mean a corporation, trade or business that is a member of a Controlled Group to which Seller belongs;

(v)	“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

(vi)	“Employee Benefit Plan(s)” shall mean and include any Pension Plan, Welfare Plan, Multiemployer Plan and any bonus, severance, deferred compensation, annuity, retirement, stock option, stock purchase, executive compensation, incentive compensation, educational assistance, insurance or other plan or arrangement providing benefits to employees of Seller or any Controlled Group Member, including any similar plan allowed by any foreign law;

(vii)	“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA;

(viii)	“Pension Plan” means any employee pension benefit plan as defined in Section 3(2) of ERISA;

(ix)	“Welfare Plan” means any employee welfare benefit plan as defined in Section 3(1) of ERISA.

(b)

Seller’s Employee Benefit Plans and Documents: The attached Schedule 4.16 lists (i) all Employee Benefit Plans that Seller maintains, sponsors, participates in or contributes to or with respect to which Seller has or is reasonably expected to have any liability or potential liability, whether or not such plan is terminated, frozen or transferred to another party (each plan so listed or required to be so listed is referred to hereinafter individually as a “Plan” and collectively as the “Plans”); and (ii) all Employee Benefit Plans that ADP, on behalf of Seller, maintains, sponsors, participates in or contributes to (each an “ADP Plan” and collectively the “ADP Plans”). With respect to each Plan, Seller has provided Purchaser with true and correct copies, to the extent applicable, of the following: (i) all material documents pursuant to which the Plan is maintained, administered and funded; (ii) the past three (3) years of Form 5500 (Annual Report) with schedules and attachments; (iii) collective bargaining agreements or contracts and all amendments thereto; (iv) with regard to each Plan that is a self-funded Welfare Plan, experience and enrollment data for the prior three (3) plan years as well as documentation and calculations demonstrating the present value of accrued obligations under such plans as of the Closing Date; (v) agreements with respect to leased or temporary employees; (vi) all governmental rulings and pending requests for rulings; (vii) the most recent Internal Revenue Service determination letters; and (viii) a list of all COBRA qualified beneficiaries (including COBRA qualified beneficiaries who are either receiving or are entitled to elect to receive COBRA benefits), the date of each qualified beneficiary’s qualifying event, the nature of the qualifying event, the date as of which the maximum COBRA period will end and the cost of such qualified beneficiary’s COBRA coverage.

(c)	Pension Plan; No Title IV, Multiemployer, Multiple-Employer, Retiree Welfare or Special COBRA Liabilities. The only Pension Plans maintained by Seller and with respect to which Seller has any liability or potential liability are those Plans listed on the attached Schedule 4.16 (the “Retirement Plan”). Seller does not contribute to, have any obligation to contribute to or otherwise have any liability or potential liability with respect to (i) any Plan that is subject to Title IV of ERISA or to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA, (ii) any Multiemployer Plan, (iii) any Plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413(c) of the Code (and regulations promulgated thereunder), (iv) any Welfare Plan which provides health, life insurance, accident or other “welfare-type” benefits to current or future retirees or current or future former employees, their spouses or dependents, other than in accordance with COBRA or applicable state continuation coverage law, or (v) any Welfare Plan providing COBRA benefits with respect to any individual who is not a former employee of Seller or the spouse or other dependent of an employee or former employee of Seller.

(d)	Change of Control Liabilities. Except as disclosed in the attached Schedule 4.16, none of the Employee Benefit Plans obligates Seller or Purchaser to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a “change in control,” as contemplated by Section 280G of the Code.

(e)

Legal Compliance. Each Plan and all related trusts, insurance contracts, and funds have been established, maintained, administered and funded in compliance in all material respects with the terms and conditions of such Plan and all applicable laws and regulations. Neither Seller nor any Shareholder has engaged in any transaction with respect to any Plan which could subject Seller or Purchaser to any tax or penalty, including, without limitation, any tax or penalty imposed by ERISA or the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, investigations, or demands with respect to the Plans (other than routine claims for benefits which to Seller’s knowledge have been timely satisfied) are pending or, to Seller’s knowledge, threatened, and Seller has no knowledge of any facts which could give rise, or be expected to give rise, to any actions, suits, claims, complaints, charges, proceedings, hearings, investigations, or demands.

(f)	Tax Qualification and Determination Letters. Each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, and each trust (if any) forming a part thereof is exempt under Section 501(a) of the Code. Each such Plan and trust has received a favorable determination letter from the Internal Revenue Service as to the qualification under the Code of such Plan and the tax-exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax-exempt status of such related trust.

(g)	Contributions Timely Made; Funding. With respect to the Retirement Plan, all employee salary deferral contributions have been delivered to the applicable trust or insurance contract established thereunder within the period required by 29 C.F.R. §2510.3-102 and all other contributions to the Retirement Plan have been made timely in accordance with the terms of such plan and applicable law. With respect to each other Plan, all required or recommended payments, premiums, contributions, reimbursements or accruals have been made timely in accordance with the terms of such Plan and applicable law. No Plan has any material unfunded liabilities.

(h)	Termination and Amendment. Each Plan is, and shall be through the Closing Date, terminable, and/or subject to amendment by Seller, at the discretion of Seller.

4.17.	Financial Information. True, complete and correct copies of: (i) the unaudited balance sheet of Seller as of June 30, 2009 (the “Most Recent Balance Sheet”) and the related statements of income and retained earnings for the period then ended; (ii) the audited balance sheet of Seller as of December 31, 2008 (the “Year-End Balance Sheet”) and the related statements of income and retained earnings for the period then ended, and (iii) the audited balance sheet of Sellers as of December 31, 2007 (collectively, the “Annual Financial Statements”, and together with the Most Recent Balance Sheet, the “Financial Statements”) have been delivered to Purchaser. Except as set forth on Schedule 4.17, all of the Financial Statements (i) are true, correct and complete in all material respects; (ii) have been prepared in accordance with generally accepted accounting principles applied consistently with all corresponding prior fiscal periods of Seller; (iii) present fairly the financial condition, results of operation and cash flows of the Business as of the dates and for the periods indicated; and (iv) are consistent with Seller’s books and records, which books and records are complete and accurate in all material respects.

4.18.	No Undisclosed Liabilities. Except as reflected in the Financial Statements or as set forth on Schedule 4.18, and except for current liabilities incurred by Seller in connection with the operation of or with respect to the Business in the ordinary course since the date of the Most Recent Balance Sheet, Seller has no debts, liabilities or obligations of any nature or kind (whether absolute, accrued, contingent, unliquidated or otherwise, whether or not known to Seller, whether due or to become due and regardless of when asserted) arising out of transactions entered into, at or prior to the Closing, or any action or inaction at or prior to the Closing or any state of facts existing at or prior to the Closing and which could affect, in any way, the Business, the Assets or the Leased Property. Seller has no actual knowledge of any proposed or threatened change in any rule, regulation or in the Business or in the industry in general (except for general economic, political or financial market conditions in the United States or internationally and except for the transactions contemplated in this Agreement) that would reasonably be expected to have a Material Adverse Effect.

4.19.	Taxes and Tax Returns.

(a)	Except as set forth on Schedule 4.19, Seller has timely filed all Tax Returns required to be filed with respect to Seller or the Business as of the date hereof (or has timely filed for extensions with the appropriate taxing authorities with respect to such Tax Returns). All such Tax Returns are correct and complete in all material respects.

(b)	Except as set forth on Schedule 4.19, all Taxes that are attributable to Seller or the Business and due and payable on or before the Closing Date have been paid.

(c)	Except as set forth on Schedule 4.19, in the ten (10) years prior to the Closing Date, Seller has not received any written claim from an authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to taxation by that jurisdiction.

(d)	Except as set forth on Schedule 4.19, there is no audit or examination pending, with respect to which Seller has received written notice regarding any Tax Return of Seller. Except as set forth on Schedule 4.19, Seller does not expect the assessment of any additional Taxes for any period during which Tax Returns have been (or should have been) filed. Except as set forth on Schedule 4.19, Seller has not waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

(e)	Except as set forth on Schedule 4.19, all Taxes required to be deposited, withheld or collected have been so deposited, withheld or collected, and such deposit, withholding or collection has either been paid to the respective governmental agencies or set aside in accounts for such purpose.

(f)	Seller (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return, and (ii) has not received any written notice regarding any liability of Seller for the Taxes of any person under Reg. 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(g)	Seller elected to be taxable as a subchapter S corporation for U.S. federal income tax purposes on December 15, 1986, effective as of January 1, 1987 and has been properly treated as a subchapter S corporation at all times since January 1, 1987.

4.20.	Environmental, Health and Safety Matters.

(a)	Definitions. As used in this Agreement, the following terms have the following meanings:

(i)	“Environmental Laws” means any and all international, federal, state, and local statutes, laws, regulations, ordinances, orders, common law, and similar provisions currently in effect as of the Closing Date having the force or effect of law, concerning public health or safety, worker health or safety or pollution or protection of the environment, including but not limited to, the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Resource Conservation Recovery Act (“RCRA”), 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq., which govern: (i) the existence, cleanup, removal and/or remedy of contamination or threat of contamination on or about owned or leased real property; (ii) the emission or discharge of Hazardous Materials into the environment; (iii) the control of Hazardous Materials; or (iv) the use, generation, transport, treatment, storage, disposal, removal, recycling, handling or recovery of Hazardous Materials, including building materials.

(ii)

“Hazardous Materials” means any material or substance: (i) which is or becomes defined as a “hazardous substance”, “pollutant” or “contaminant” pursuant to CERCLA and amendments thereto and regulations promulgated thereunder; (ii) containing gasoline, oil, diesel fuel or other petroleum products, or fractions thereof; (iii) which is or becomes defined as a “hazardous waste” pursuant to RCRA and amendments thereto and regulations promulgated thereunder; (iv) containing polychlorinated biphenyls (PCBs); (v) containing asbestos; (vi) which is radioactive; (vii) which is biologically hazardous; (viii) the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance or policy; (ix) which is or becomes defined as a “hazardous waste”, “hazardous substance”, “pollutant” or “contaminant” or other such terms used to define a substance having an adverse effect on the environment under any federal, state or local statute, regulation or ordinance; (x) any toxic, explosive, dangerous, corrosive or otherwise hazardous substance, material or waste which is or becomes regulated by any federal, state or local governmental authority or (xi) which causes a nuisance upon or waste to real property.

(iii)	“Environmental Reports” means any and all environmental review, investigation, audits and assessment reports which Seller has ever caused to be prepared or of which Seller has ever had possession with respect to the Leased Real Property.

(b)	Seller has received no notice of any Environmental Reports with respect to the Leased Real Property.

(c)	Except as set forth in the attached Schedule 4.20:

(i)	Seller has not received notice of proceedings, claims or losses relating to violations or alleged violations of any Environmental Laws relating to the Business or relating to the presence, discharge, release or disposal of Hazardous Materials on the Leased Real Property or any property adjoining the Leased Real Property;

(ii)	Seller has not received written notice that it is a potentially responsible party for any facility, site or location pursuant to CERCLA or other Environmental Law relating to the Business;

(iii)	To Seller’s actual knowledge, Seller is and has been in compliance with all applicable Environmental Laws relating to the Business, except where such noncompliance would not have any reasonable likelihood, singly or in the aggregate of causing a Material Adverse Effect;

(iv)	Neither Seller, nor to Seller’s actual knowledge any predecessor in interest of Seller or any other person, has ever caused or suffered any Hazardous Materials to be disposed onto or into soils of the Leased Real Property which would have any reasonable likelihood, singly or in the aggregate, of causing a Material Adverse Effect;

(v)	To Seller’s actual knowledge, there is no contamination in soils or groundwater of or beneath the Leased Real Property above levels that exceed remediation standards based on any Environmental Law, warranting studies or remediation or both which would have any reasonable likelihood, singly or in the aggregate, of causing a Material Adverse Effect;

(vi)	Seller’s NACIS code is 423490.

(vii)	To Seller’s actual knowledge, no conditions exist at or on the Leased Real Property which with the passage of time or the giving of notice or both, would give rise to liability under any Environmental Law or which would have any reasonable likelihood, singly or in the aggregate of having a Material Adverse Effect.

4.21.	Consents, Approvals and Authorizations. Except as set forth on the attached Schedule 4.21, no consent, approval or authorization of, or designation, declaration or filing with, or notice to, any governmental authority, including any ISRA filing with the State of New Jersey, or any lenders, lessors, creditors, Shareholder or others, is required to be obtained or made by or with respect to Seller in connection with the execution and delivery of this Agreement and the Attendant Documents or the consummation of the transactions contemplated in this Agreement and the Attendant Documents other than any consent, approval, authorization, designation, declaration, filing or notification which, if not obtained or made would not reasonably be expected to have a Material Adverse Effect.

4.22.	Insurance. The attached Schedule 4.22 contains a true and correct summary of all insurance policies now maintained by Seller setting forth the names of the insured and the insurer, policy numbers, the types of coverage, premium payments or basis of payment, deductible amounts and limits of coverage. Seller has provided Purchaser with Purchaser or Purchaser’s with counsel true, correct and complete copies of all such insurance policies. Except as set forth on the attached Schedule 4.22, to Seller’s actual knowledge, no event has occurred forming the basis for any present property, casualty or fidelity claim against Seller which is not fully covered by insurance. The attached Schedule 4.22 contains loss runs for the last five (5) years setting forth all property, general and products liability and workers compensation claim activity against Seller, including the date and place of the occurrence, the claimant’s name, reserves, amounts paid, a brief description of the incident and whether the claim is open or closed. Except as set forth on the attached Schedule 4.22, Seller and Shareholders have no knowledge of any occurrence, circumstance, or event which could reasonably be expected to result in any such claim.

4.23.	Conduct in Ordinary Course. Except as set forth in Schedule 4.23, since December 31, 2008, Seller has conducted its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as disclosed on Schedule 4.23 hereto, since June 30, 2009, Seller has not taken any of the following actions:

(a)	sold, leased, transferred or otherwise disposed of, or mortgaged or pledged, or imposed or suffered to be imposed any lien on, any of the Assets, except for transactions in the ordinary course of business consistent with past practice;

(b)	incurred, created or assumed any indebtedness, guaranteed any indebtedness or entered into any capitalized leases outside the ordinary course of business;

(c)	granted any bonus or other special compensation or increased the rate of compensation or benefits payable or to become payable to any directors or officers of Seller or instituted any increase in or otherwise amended any profit sharing, bonus, incentive, deferred compensation, employment-related insurance, pension, retirement, medical, hospital, disability, welfare or other employee benefit plan in a manner which could materially increase the cost thereof, except for increases or amendments required by law;

(d)	declared, set aside or paid any dividend or made any other distribution (whether in cash, stock or other property or any combination thereof) to any Person in respect of any capital stock or any other debt or equity securities of Seller;

(e)	purchased, redeemed, called for purchase or redemption or otherwise acquired any shares of capital stock of Seller or any options or any other debt or equity securities of Seller;

(f)	made any write-down in the value of any inventory or write-off as uncollectible any notes or accounts receivable, except for write-downs and write-offs in the ordinary course of business and consistent with past practice and which would not reasonably be expected to have a Material Adverse Effect on Seller;

(g)	made any material changes in the accounting methods, practices or principles followed by Seller;

(h)	made any changes in its articles of incorporation or bylaws;

(i)	made any changes in the number of shares of its authorized, issued or outstanding capital stock; or issued, granted or sold any shares of its capital stock or issued, granted, sold, or made any option of any character relating to shares of its capital stock; or

(j)	agreed or committed to do or authorized any of the foregoing.

4.24.

Condition of Inventory. Except as set forth on Schedule 4.24, the inventory of the Business is, and the work-in-process of the Business, when completed, will be, merchantable, fit for the purpose for which it was procured or manufactured, useable and saleable in the ordinary course of business. Such inventory is not and such work-in-process, when completed, will not be surplus. As used in the foregoing sentence, “surplus” refers to inventory which does not, or work-in-process which, when completed, will not, exceed known or anticipated requirements in the reasonable business judgment of Seller. Such inventory and work-in-process, as of June 30, 2009, is carried on the Most Recent Balance Sheet at an amount not in excess of the lower of cost or net realizable value. Except as set forth on Schedule 4.24, all inventory items are located at the Leased Real Property. Since the date of the Most Recent Balance Sheet, no inventory items have been sold or disposed of except through sales in the ordinary course of business.

4.25.	Non-Violative Agreement. Except as set forth on Schedule 4.25, neither the execution and delivery of this Agreement or the Attendant Documents to which Seller is a party nor the consummation of the transactions contemplated in this Agreement or the Attendant Documents will conflict with, result in the breach or violation of or constitute a default under the terms, conditions or provisions of Seller’s Articles of Incorporation or Bylaws, or any other agreement or instrument to which Seller is a party, or by which Seller may be bound or to which Seller may be subject.

4.26.	Related Party Transactions. Except as set forth on the attached Schedule 4.26, no shareholder, officer or director of Seller, nor any immediate family member or affiliate of such individuals, either directly or indirectly: (a) owns any interest in any entity which, within the past 12 months, has been involved in any business arrangement or relationship with Seller; (b) owns any property, asset or right, tangible or intangible, which is currently used in the Business; (c) is indebted to Seller; or (d) to Seller’s knowledge, performs any services for, has an interest in or participates in any way with any business (other than Seller’s) that is competitive with the Business or any portion thereof.

4.27.	Customers and Suppliers. Schedule 4.27 sets forth Seller’s ten (10) largest customers and ten (10) largest suppliers during the twelve (12) months ending on the last day of the month immediately preceding the Closing Date. Except as set forth on the attached Schedule 4.27, to Seller’s actual knowledge (a) no such supplier has indicated to Seller that it will stop, or decrease the rate of, supplying materials, products or services to Seller or that it will increase the price or cost of supplying materials, products or services to Seller; and (b) no such customer has indicated to Seller that it will stop, or decrease the rate of, buying materials, products or services from Seller or that it requires price concessions in order to continue purchasing materials, products or services from Seller.

4.28.	Product Warranty. Each product manufactured, sold, leased or delivered by Seller has in all material respects been in conformity with all applicable contractual commitments and all express or implied warranties. Schedule 4.28 includes copies of the standard terms and conditions of sale or lease for Seller. Except as set forth on the attached Schedule 4.28, no product manufactured, sold, leased or delivered by Seller is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale or lease set forth in Schedule 4.28. Schedule 4.28 contains a complete and accurate list of the claims experience of Seller with respect to warranty claims for the three (3) years prior to the Closing Date (including the type of product and the monetary value).

5.	REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser and Parent hereby jointly and severally represent, warrant and covenant the following to Seller:

5.1.	Good Standing and Authority. Each of Purchaser and Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Purchaser and Parent has the full right and authority to enter into this Agreement and the Attendant Documents to which it is a party and to consummate the transactions contemplated in this Agreement and such Attendant Documents. This Agreement and all of the Attendant Documents to which Purchaser and/or Parent is a party, and the consummation of the transactions contemplated in this Agreement, have been or will be, on or prior to the Closing Date, duly authorized and approved by all necessary corporate action on the part of Purchaser and Parent. This Agreement, and all of the Attendant Documents to which Purchaser or Parent will be a party as of the Closing, when executed and delivered, will constitute legal, valid and binding obligations of Purchaser or Parent (as the case may be), enforceable against Purchaser and/or Parent (as the case may be) in accordance with their respective terms, subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principals.

5.2.	Non-Violative Agreement. Neither the execution and delivery of this Agreement and the Attendant Documents to which Purchaser or Parent is a party nor the consummation of the transactions contemplated in this Agreement will conflict with, result in the breach or violation of or constitute a default under the terms, conditions or provisions of either Purchaser or Parent’s articles of incorporation or bylaws or any other agreement or instrument to which Purchaser or Parent is a party, or by which Purchaser or Parent is bound or to which either Purchaser or Parent is subject.

5.3.	No Litigation. There is no action, suit, proceeding or investigation pending or threatened which questions the legality or propriety of the transactions contemplated by this Agreement or which seeks to prevent or materially delay the transactions contemplated by this Agreement.

5.4.	Availability of Funds; Solvency. Purchaser has cash available which is sufficient to enable it to consummate the transactions contemplated by this Agreement. As of the Closing and immediately after consummating the transactions contemplated by this Agreement, Purchaser will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as the become absolute and matured) or (ii) have incurred or plan to incur debts beyond its ability to repay such debts as they become absolute and matured.

6.	ADDITIONAL AGREEMENTS AND COVENANTS; SURVIVAL.

6.1.	Change of Names. At the Closing, Seller shall deliver to Purchaser a duly adopted and executed Certificate of Amendment and such other name change documents (the “Name Change Amendments”) to its Articles of Incorporation and the incorporation documents of DSPI and DCA relative to the change of Seller’s name, and the names of DSPI and DCA, to some other names which are dissimilar to, and cannot be confused with “Denville and/or Denville Scientific” (along with all variations thereof, collectively, the “Protected Names”) and which shall be reasonably acceptable to Purchaser. At the Closing, Seller shall cease and desist and shall cause DSPI and DCA to cease and desist from use of the Protected Names, including but not limited to use of stationery, business cards, marketing materials, e-mail domains, and websites, provided Seller shall be permitted to use the Protected Names solely for purposes of transitioning the Business to Purchaser. At the Closing, Seller shall terminate any access previously permitted to DSPI and DCA to Seller’s Assets, including but not limited to website access. Thereafter, Seller and the Shareholders shall cooperate fully with Purchaser, at Purchaser’s sole cost and expense, in securing for Purchaser the exclusive ownership and use of the Protected Names, including but not limited to filings with the U.S. Patent and Trademark Office.

6.2.	Survival. The representations and warranties set forth in Sections 4, and 5 of this Agreement shall survive for a period of eighteen (18) months after the Closing Date; provided, however, that the representations and warranties contained in Sections 4.1, 4.10, 4.21, and 5.1 shall survive forever and the representations and warranties contained in Sections 4.13, 4.16, 4.19 and 4.20 shall survive until six (6) months after the expiration of the applicable statute of limitations. The covenants and agreements set forth in Section 6 shall survive the Closing Date until fully carried out. Any claim that is made before the applicable survival period expires will survive until fully and finally resolved.

6.3.	Nonassignable Properties, Permits, Licenses and Contracts.

(a)	Agreement not an Assignment. Neither this Agreement nor the Bill of Sale shall constitute an assignment or transfer, or an attempted assignment or transfer, of any permit, approval, license, contract, agreement or similar item, which, but for this Section 6.3, would constitute an Asset (a “Non-Assignable Asset”), if and to the extent that the assignment or transfer of such Non-Assignable Asset:

(i)	would require the consent or waiver of a third party, including any Governmental Authority and such consent or waiver has not been obtained;

(ii)	would constitute a breach of the terms of such Non-Assignable Asset; or

(iii)	would constitute a violation of any law, decree, order, regulation or other governmental edict.

(b)	Cooperation. Purchaser and Seller shall use their commercially reasonable efforts to obtain such consents and waivers and to resolve the impracticalities of assignment referred to in Section 6.3(a) and, until such impracticalities are resolved, Purchaser and Seller shall cooperate with each other and use their commercially reasonable efforts to obtain for Purchaser the benefit of any Non-Assignable Asset. To the extent Purchaser is provided the benefits pursuant to this Section 6.3(b) of any Non-Assignable Asset, Purchaser shall perform the obligations of Seller under or in connection with such Non-Assignable Asset.

6.4.	Certain Tax Matters. Following the Closing, Seller shall timely file all Tax Returns required to be filed for all Tax Periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Tax Period that includes (but does not end on) the Closing Date (each a “Pre-Closing Tax Period” and collectively, the “Pre-Closing Tax Periods”). Seller shall pay all Taxes that are attributable to Seller or the Business with respect to the Pre-Closing Tax Periods. On or prior to December 31, 2009, Seller shall file those sales and use taxes for such states as are listed on Exhibit 3.2(a)(ii) for the seven years prior to the Closing Date (or such lesser time period during which Seller had any sales to such state) and shall make any required payments in respect of such Taxes.

6.5.	Affiliate Transactions. Prior to the Closing, Seller shall have (a) fully collected any receivables due to Seller from any Affiliate of Seller other than those receivables that are Excluded Assets and as set forth on Schedule 6.5, and (b) fully discharged any payables or other debts due to Seller or any of its Affiliates other than those payables or debts that are Excluded Liabilities.

6.6.	Existence of Seller. Shareholders shall cause Seller to remain in existence and not to dissolve or otherwise cease to exist until the termination of the Escrow Agreement.

6.7.	Reports.

(a)	Following the Closing Date and until such time as the Purchase Price shall be finally determined and paid in full to Seller, pursuant to Article 3, (the “Final Purchase Price Payment Date”), Purchaser shall deliver to Shareholders’ Representative within twenty (20) days following the end of each calendar month, a monthly financial report for such month detailing that month’s operating revenue and gross profit (each a “Monthly Report” and collectively, the “Monthly Reports”), which Monthly Reports shall be certified by the Chief Financial Officer of Purchaser and which shall be kept confidential by Shareholders’ Representative.

(b)	At any time, and from time to time, following the Closing Date, Seller and its authorized representatives shall have the right to review the books and records of Purchaser for purposes of verifying the Monthly Report for any period. Such right to review the books and records of Purchaser shall be upon three (3) days written notice to Purchaser and shall occur during normal business hours at Purchaser’s principal place of business. In the event that Seller objects to any Monthly Report, it shall notify Purchaser of such objection in writing (the “Objection Notice”) within twenty (20) days of its receipt of such Monthly Report. Such Objection Notice shall state with specificity the objection that Seller has to such Monthly Report. In the event that Seller serves an Objection Notice on Purchaser, then the Parties shall use their best efforts to resolve such objection. In the event that the Parties are unable to resolve such objection within twenty (20) days following service of the Objection Notice, then such objection(s) shall be submitted to the Independent Accounting Firm to be resolved in the same manner as set forth in Section 3.3(c) of this Agreement.

6.8.	[intentionally omitted]

6.9.	Sale of Business. In the event of a Sale Transaction, as hereinafter defined, by Purchaser or Parent, as the case may be, at any time prior to the Final Purchase Price Payment Date, Purchaser shall pay to Seller, upon the closing of the Sale Transaction, an amount equal to the Maximum Cash Purchase Price, less the aggregate Actual Cash Purchase Price received by Seller as of the closing of the Sale Transaction (the “Sale Payment”). The Sale Payment shall be made by wire transfer in immediately available funds to the Purchase Price Bank Account. To the extent reasonably practicable, Purchaser shall provide prior written notice to Shareholders’ Representative of any proposed Sale. For purposes of this Section 6.9, the term “Sale Transaction” shall mean (i) any merger, consolidation, reorganization, recapitalization, business combination or other transaction pursuant to which the Purchaser is acquired by, or combined with, any Person; (ii) the acquisition, directly or indirectly, by any Person, in a single transaction or series of related transactions, of all or substantially all of the assets of the Purchaser; (iii) the acquisition, directly or indirectly, by any Person, in a single transaction or series of related transactions, of a majority of the issued and outstanding capital stock of Purchaser or issued and outstanding capital stock of Purchaser representing a majority of the voting control of Purchaser, or (iv) the discontinued operation of the Business.

6.10.

Accounts Receivable Reserves. On or prior to January 31, 2010, Purchaser shall remit to Seller, if collected by Purchaser, the proceeds of those Accounts Receivable of the Seller which were characterized as doubtful as of the Closing Date in the amount of and as set forth on

Schedule 6.10 (the “Accounts Receivable Reserve(s)”). For purposes of determining whether an Accounts Receivable Reserve has been paid, Purchaser and Seller agree that the payment should specifically reference the outstanding invoice or shall be reasonably apparent from the facts and circumstances surrounding the receivable, or as determined by Purchaser after a reasonable opportunity, not to exceed thirty (30) days, to confirm the terms of the payment with the debtor.

7.	Employee Matters

7.1.	Offer of Employment. Except as otherwise set forth in this Agreement and subject to the terms of this Section 7.1, effective as of the Closing Date, Purchaser shall offer, or shall cause ADP on behalf of Purchaser to offer, employment (which shall include Purchaser’s compliance with Purchaser’s covenants set forth in this Section 7.1) to all Current Employees, at each such current employee’s current salary, with such benefits and on such other terms and conditions as Purchaser deems appropriate. For purposes of this Agreement, Current Employees who, from or after the Closing Date, become employees of Purchaser shall be referred to hereinafter as the “Transferred Employees.”

7.2.	WARN Act. Purchaser agrees to provide any required notice under the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”), and any similar state or non-U.S. applicable law, and to otherwise comply with any such applicable law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Current Employees (including as a result of the consummation of the transactions contemplated by this Agreement) and occurring on or after the Closing Date. Purchaser shall not take any action after the Closing that would cause any termination of employment of any employees by Seller or its affiliates that occurs on or before the Closing Date to constitute a “plant closing” or “mass layoff” or group termination under the WARN Act or any similar state or non U.S. applicable law, or to create any liability or penalty to Seller or its affiliates for any employment terminations under applicable law. Except as set forth on Schedule 7.2, there have been no layoffs by Seller of any Current Employees in the ninety (90) day period prior to Closing.

7.3.	Current Vacation and Sick Days. Purchaser shall provide any Transferred Employee with a credit for any of his or her unused vacation and sick days outstanding as of the Closing Date for the current year under any vacation and sick day policies applicable to any such Transferred Employee.

8.	CLOSING; SHAREHOLDERS’ REPRESENTATIVE

8.1.

Closing. Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the transactions contemplated in this Agreement shall take place at the offices of Jaffe, Raitt, Heuer & Weiss, Professional

Corporation, or at such other location and time as the Parties may mutually agree, effective as of 12:01 am. on the date of the execution of this Agreement (the “Closing Date”).

8.2.	Documents to Be Delivered at Closing by Seller. At the Closing, Seller and/or Shareholders shall properly execute (if necessary) and deliver to Purchaser, or cause to be executed and delivered to Purchaser, the following:

(a)	A Bill of Sale and Assignment and Assumption Agreement (the (“Bill of Sale”), the form of which is attached to this Agreement as Exhibit B.

(b)	The Escrow Agreement.

(c)	The assignment of the Real Property Lease.

(d)	The third party consents or waivers necessary to assign or transfer to Purchaser each of the Assets set forth on Schedule 8.2(d).

(e)	The employment agreement by and between Purchaser and Ryan J. Sharp (the “Employment Agreement”), in form satisfactory to Purchaser’s counsel.

(f)	The Covenants Not to Compete by and between Purchaser and each of Walter Demsia and Ryan J. Sharp (the “Noncompetition Agreements”), in form satisfactory to Purchaser’s counsel.

(g)	The transition services agreement by and between Purchaser and Walter Demsia for the operation of Seller following the Closing and the transition of the Business to Purchaser (the “Transition Agreement”), in form satisfactory to Purchaser’s counsel.

(h)	An acknowledgement of DCA regarding ownership of intellectual property of Seller and termination of certain provisions contained in that certain Stockholders Agreement of DCA, dated as of June 8, 2005, by and between DCA, Seller and certain other parties (the “DCA Agreement”), in form satisfactory to Purchaser’s counsel.

(i)	A copy of Seller’s Articles of Incorporation, certified by the Delaware Secretary of State, Certificates of Good Standing for Seller issued by the Delaware Secretary of State and the New Jersey Secretary of State, and a foreign qualification issued by the New Jersey Secretary of State. All such documents shall be dated not earlier then ten (10) days prior to the Closing Date.

(j)	The Name Change Amendments.

(k)	A release by Theresa Ruch (the “Ruch Release”) to Seller and Purchaser acknowledging that Theresa Ruch has never been issued, and is not entitled to be issued, any equity interest or option, warrant or equivalent right to receive an equity interest in, Seller, in form satisfactory to Purchaser’s counsel.

(l)	Shareholders shall have caused Seller to deliver to Purchaser Seller’s master contact list, which list contains some of the current and potential customers.

(m)	A certificate, executed by an officer of Seller, stating (i) that all covenants and agreements undertaken to be performed by Seller or the Shareholders under this Agreement have been taken or performed in all respects, (ii) certifying the attached resolutions of Seller’s board of directors and shareholders approving the transactions contemplated by this Agreement, and authorizing Seller to enter into this Agreement and the Attendant Documents to which it is a party, (iii) certifying the incumbency of the officers that will be signing this Agreement and the Attendant Documents to which it is a party, and (iv) attaching Seller’s bylaws and certifying that they are the current bylaws of Seller.

(n)	All of the Assets and all of the Leased Personal Property.

(o)	[intentionally omitted]

(p)	Such other documents and instruments as are contemplated in this Agreement or as Purchaser or Purchaser’s counsel may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement.

8.3.	Documents to be Delivered at Closing by Purchaser and Parent. At the Closing, Purchaser and Parent (as applicable) shall properly execute (if necessary) and deliver to Seller and/or Shareholders, or cause to be executed and delivered to Seller, as the case may be, the following:

(a)	The Escrow Agreement.

(b)	The assignment of the Real Property Lease (the “Real Property Lease Assignment”).

(c)	The Employment Agreements.

(d)	The Noncompetition Agreements.

(e)	The Transition Agreement.

(f)

A certificate, executed by an officer of Purchaser and Parent, stating (i) that all covenants and agreements undertaken to be performed by Purchaser or Parent under this Agreement have been taken or performed, (ii) certifying the attached resolutions of Purchaser’s and Parent’s boards of directors approving the transactions contemplated by this Agreement and authorizing them to enter into this Agreement and the Attendant Documents to which they are a party, and (iii) certifying the incumbency of the officers that will be signing this Agreement and the Attendant Documents.

(g)	Such other documents and instruments as are contemplated in this Agreement or Seller or its counsel may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement.

8.4.	Shareholders’ Representative.

(a)	Each Shareholder, by signing this Agreement, designates Walter Demsia to be the “Shareholders’ Representative” for all purposes of this Agreement and the Attendant Documents, and Walter Demsia hereby accepts such designation. Any and all actions of the Shareholders following the Closing shall be taken by the Shareholders’ Representative on behalf of all the Shareholders and all Shareholders shall be bound by any and all actions taken by the Shareholders’ Representative on their behalf.

(b)	Purchaser shall be entitled to deal exclusively with the Shareholders’ Representative on all matters relating to this Agreement and the Attendant Documents and the transactions provided for hereunder and thereunder. Without limiting the generality of the foregoing, Purchaser shall be entitled to rely upon any communication or writings given or executed by the Shareholders’ Representative as the communication or writing of all Shareholders. All communications or writings to be sent to the Shareholders pursuant to this Agreement and the Attendant Documents shall be addressed to the Shareholders’ Representative, and any communication or writing so sent shall be deemed notice to all Shareholders. Each Shareholder hereby consents and agrees that the Shareholders’ Representative is authorized to make and accept deliveries, including any notice or consent, on behalf of such Shareholder and including acceptance, on behalf of all Shareholders, of service of process from Purchaser or its representatives with respect to any claim brought by or on behalf of Purchaser hereunder or under the Attendant Documents.

(c)

The Shareholders’ Representative is hereby appointed and constituted the true and lawful attorney in fact of each Shareholder, with full power of substitution and resubstitution in his, her or its name and on his, her or its behalf to act according to the terms of this Agreement and the Escrow Agreement in the absolute discretion of the Shareholders’ Representative, and in general to do all things and to perform all acts, including without limitation, executing and delivering all agreements, certificates, receipts, instructions and other instruments contemplated by or deemed advisable in connection with this Agreement or the Attendant Documents, amending on behalf of the Shareholders this Agreement or the Attendant Documents, waiving any or all rights of the Shareholders under this Agreement or the

Attendant Documents, settling any and all claims for indemnification pursuant to Article 9 of this Agreement, and settling all disputes relating to the Purchase Price pursuant to Article 3 of this Agreement. This power of attorney and all authority hereby conferred is granted in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and coupled with an interest and shall not be terminated by any act of any Shareholder, by operation of law, whether by death or any other event.

(d)	In the event of the death of Walter Demsia or the resignation of Walter Demsia as the Representative, then each Shareholder, by signing this Agreement, designates Romilda Demsia to be the Shareholders’ Representative for all purposes of this Agreement, and Romilda Demsia hereby accepts such designation.

9.	INDEMNIFICATION

9.1.	Indemnification of Purchaser and Parent. Seller and the Shareholders, jointly and severally (except as otherwise specifically set forth to the contrary in Section 4.1), agree to indemnify, defend and hold harmless Purchaser, Parent and their officers, directors, shareholders, managers, members, employees, independent contractors, agents, successors and assigns (collectively, the “Purchaser Parties”) from and against any and all claims (including Third Party Claims), damages, liabilities, losses, fees, costs or expenses including reasonable attorneys’ fees and disbursements, court costs and other out-of-pocket expenses (collectively, “Losses”) caused by, arising out of or relating to:

(a)	any breach of, or inaccuracy in, any representation or warranty of Seller or Shareholders contained in this Agreement;

(b)	any breach of any covenant of Seller or the Shareholders pursuant to Section 6 of this Agreement;

(c)	all Taxes (or the non-payment thereof) (i) of the Seller for any Pre-Closing Tax Period, (ii) of any member of an affiliated, consolidated, combined or unitary group the Seller (or any predecessor thereof) that is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogies or similar state, local, or foreign law or regulation, (iii) of any Person (other than the Seller) imposed on the Seller as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing; and (iv) as contemplated by Section 10.8; and

(d)	any Excluded Liability.

9.2.	Indemnification of Seller. Purchaser and Parent hereby agree jointly and severally to indemnify, defend and hold harmless Seller and the Shareholders and their respective successors and assigns (collectively, the “Seller Parties”) from and against any and all Losses caused by, arising out of or relating to:

(a)	any breach of any representation or warranty of Purchaser and Parent contained in this Agreement;

(b)	any breach of, or inaccuracy in, any covenant of Purchaser or Parent pursuant to this Agreement; and

(c)	the Assumed Liabilities.

9.3.	Procedure for Claims.

(a)	Until all funds held in accordance with the Escrow Agreement have been disbursed, any Purchaser Parties who shall have a Claim shall give all notices of Claims to the Escrow Agent and all such Claims shall be satisfied in accordance with the terms of the Escrow Agreement. Any Party or other person or entity which may entitled to be indemnified under the provisions of this Agreement (the “Indemnified Party”) shall give written notice to the indemnifying party (the “Indemnifying Party”) as soon as practicable after becoming aware of any claim or demand (a “Claim”) for which recovery against the Indemnifying Party may be sought. If the Indemnifying Party does not notify the Indemnified Party in writing that it disputes such claim within forty-five (45) days from when such Indemnification Notice (as defined below) was given pursuant to Section 10.3, then the Claim specified in such Indemnification Notice shall be deemed a liability of the Indemnifying Party hereunder (subject to the limitations set forth in this Article 9). If the right to indemnification arises from a claim demand, suit, action or legal administration or other proceeding, by any person (other than a Party) or any federal, state or local department, agency or other governmental body (a “Third Party Claim”), then, within twenty-one (21) days of when an Indemnification Notice was given pursuant to Section 10.3 regarding any Third Party Claim, the Indemnified Party shall notify the Indemnifying Party and afford the Indemnifying Party the opportunity to assume the defense or settlement of the Third Party Claim at its own expense with counsel of its choosing. Notice under either of the foregoing sentences of this subsection (a) is referred to as an “Indemnification Notice.” The right to indemnification under this Agreement will not be affected by any failure to give, or any delay in giving, the Indemnification Notice, unless, and then only to the extent that, the rights and remedies of the party to whom such notice was to have been given are prejudiced. Failure by an Indemnifying Party to notify an Indemnified Party of its election to defend any Third Party Claim within twenty-one (21) days of when an Indemnification Notice was given pursuant to Section 10.3 is deemed a waiver by the Indemnifying Party of its right to defend such Third Party Claim.

(b)	If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party must conduct the defense of the Third Party Claim actively and diligently. Such Indemnifying Party may not, in the defense of the Third Party Claim, without the written consent of the Indemnified Party (which consent will not be unreasonably withheld):

(i)	consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs);

(ii)	enter into any settlement, except a settlement involving solely the payment of money for which the Indemnifying Party is solely responsible pursuant to the terms of this Article 9 or otherwise, and which does not require an admission of liability, responsibility or wrong-doing on the part of the Indemnified Party; or

(iii)	enter into any settlement that does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party a release from all liability in respect of such Third Party Claim or resulting litigation.

(c)	If the Indemnifying Party does not assume the defense of any Third Party Claim after an Indemnification Notice was given, the Indemnified Party may defend against such Third Party Claim in such manner as it deems appropriate, which may include settling such Claim on such terms as it deems appropriate; provided, however, whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party will not be obligated to indemnify for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld.

9.4.	Minimization of Indemnities. Each Party shall use its best efforts to minimize the indemnification obligations of the other Parties under this Article 9 by, among other reasonable things and without limiting the generality of the foregoing, taking such reasonable remedial action as it believes may minimize such obligation and using its best efforts to seek to the maximum extent possible reimbursement from insurance carriers under applicable insurance policies covering any such liability. The amount of any Losses for which indemnification is provided under this Article 9 shall be net of any amounts recovered or recoverable by the Indemnified Party under insurance policies with respect to such Losses. Each Indemnified Party agrees to use its commercially reasonable efforts to pursue (and collect on) any recovery available under any insurance policies with respect to the relevant Losses.

9.5.

Remedies Exclusive. Subject to Section 9.8, Purchaser, Parent, Seller and Shareholders each acknowledge and agree that its sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Business, the Assets, the Excluded Assets, the Assumed Liabilities, the Excluded Liabilities or the transactions contemplated hereby (other than claims of, or causes of action arising from, fraud, or in the event that a Party seeks injunctive relief) shall be pursuant to the indemnification provisions set forth in this Article 9. In furtherance of the foregoing, Purchaser hereby waives, from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud, or in the event that a Party seeks injunctive relief) Purchaser or any other Purchaser Parties may have against Seller or any of its affiliates or any of their respective directors, officers and employees arising under or based upon any Federal, State, provincial, local or foreign statute, law, ordinance, rule or regulation or otherwise (except pursuant to the indemnification provisions set forth in Article 9). The indemnification provided for in Article 9 shall not be a remedy available to any party pursuant to the Attendant Documents or other agreements executed in connection with the Attendant Documents (other than this Agreement) unless specifically provided for in such Attendant Documents or other agreements; provided, however, that Article 9 shall not otherwise limit or restrict the rights of the parties to such Attendant Documents or other agreements executed in connection with the Attendant Documents.

9.6.	Limitation on Indemnification. Any provision of this Agreement to the contrary notwithstanding, no claim for indemnification by Purchaser and/or Parent against Seller and/or Shareholders shall be valid and assertible unless and until the aggregate amount of all claims sought by Purchaser and/or Parent against Seller and/or Shareholders exceeds One Hundred Seventy-Five Thousand Dollars ($175,000) (the “Threshold Amount”), after which case Purchaser and/or Parent may seek indemnification for the full amount of such claims, including the Threshold Amount; and provided further, that in no event shall the liability under this Article 9 of Seller and the Shareholders exceed Five Million Dollars ($5,000,000) (the “Cap”). Neither Party shall be liable to the other for indirect, special, incidental, consequential (including lost profits) or punitive damages (“Consequential Damages”) claimed by such other Party resulting from such first Party’s breach of its representations, warranties or covenants hereunder, except in the case of a Third Party Claim where such Consequential Damages are awarded to the third party. Notwithstanding any provision of this Agreement to the contrary, the Threshold Amount and the Cap shall not apply to a claim for indemnification arising from (i) fraud or intentional misrepresentation of a material fact; (ii) a breach of any of Sections 4.1, 4.10, 4.16, 4.19, or 4.20; or (iii) matters arising under 9.1(b), (c) and (d). Provided, however, that with respect to any Third Party Claim related to any breach of, or inaccuracy in, any representation or warranty of Seller or Shareholders contained in Section 4.20 in which Purchaser successfully defends such claim without necessity of paying damages, settlement costs, fines or similar Losses, then Purchaser shall not be entitled to seek indemnification for the costs, fees and expenses associated with successfully defending such Third Party Claim; provided, further, that this shall not otherwise limit Purchaser from seeking indemnification with respect to any Losses related to any breach of, or inaccuracy in, any representation or warranty of Seller or Shareholders contained in Section 4.20.

9.7.	Maximum Shareholder Liability. Notwithstanding the foregoing provisions of this Article 9, the Parties agree that the maximum liability of each Shareholder under Section 9.1 shall be equal to the amount of Actual Cash Purchase Price received by Seller multiplied by the percentage set forth opposite each Shareholder’s name on Schedule 9.7, attached hereto.

9.8.	Right of Set-Off. Subject to the limitations set forth in Section 9.6, in the event that: (W) Purchaser incurs any Loss pursuant to Section 9.1; and (X) the amount of the Indemnities and Covenants Portion (as defined in the Escrow Agreement) less any amounts set aside with respect to outstanding Claims (as defined in the Escrow Agreement) is less than the amount of such Loss, then (Y) Purchaser shall have the right to file an arbitration pursuant to Section 10.2, and (Z) to the extent the Arbitrator grants an award to Purchaser, to set off the amount of such award that is in excess of the Indemnities and Covenants Portion (the “Set-off Amount”) against any amounts owed to Seller under Section 3.2 or Section 3.3 of this Agreement.

9.9.	Tax Treatment of Indemnification. For all Tax purposes, Purchaser and Seller agree to treat (and shall cause each of their respective affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Purchase Price unless a final determination (which shall include the execution of an IRS Form 870-AD or successor form) provides otherwise.

10.	MISCELLANEOUS

10.1.	Expenses. Except as specifically provided otherwise in this Agreement or the Attendant Documents, each Party shall bear the expenses incurred by it in connection with the preparation and negotiation of this Agreement and the Attendant Documents and the consummation of the transactions contemplated in this Agreement, including without limitation fees, commissions and expenses payable to brokers, finders, investment bankers, consultants, attorneys, accountants and other professionals.

10.2.	Dispute Resolution.

(a)

All disputes, claims or controversies arising out of or relating to this Agreement, or any other agreement executed and delivered pursuant to this Agreement, or the negotiation, breach, validity or performance hereof and thereof, or the transactions contemplated hereby and thereby, that are not resolved by mutual agreement of the Parties shall be resolved solely and exclusively by final and binding arbitration to be conducted before J.A.M.S/Endispute, Inc. in Essex County, New Jersey, if such claim was brought by Purchaser or Parent, or in Boston, Massachusetts, if such claims was brought by Seller or any Shareholder, before a single arbitrator mutually agreeable to the parties hereto (the “Commercial Arbitrator”). If the parties to any dispute are unable to agree upon a single Commercial Arbitrator within thirty (30) calendar days after arbitration is demanded, each of Parent and Seller shall select an accredited arbitrator, and such selected accredited arbitrators shall select a single arbitrator to serve as the Commercial Arbitrator. The Parties agree that they shall instruct their selected arbitrators to select, to the extent possible, a single arbitrator with knowledge of or experience in the industry of the Business. The Parties understand and agree that this arbitration shall apply equally to claims of fraud or fraud in the inducement.

(b)	The Parties covenant and agree that the arbitration shall commence no later than one hundred twenty (120) calendar days after the date on which a written demand for arbitration is filed by any Party hereto (the “Filing Date”). In connection with the arbitration proceeding, the Commercial Arbitrator shall have the power to order the production of documents or information by each party to such dispute and any third-party witnesses. In addition, each party may take up to three depositions as of right, and the Commercial Arbitrator may in his or her discretion allow additional depositions upon good cause shown by the moving party. In connection with any arbitration, each party to such dispute shall provide to the other, no later than twenty-one (21) calendar days before the date of the arbitration, the identity of all persons that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a party’s witnesses or experts. The Commercial Arbitrator’s decision and award shall be made and delivered no later than one hundred and eighty (180) calendar days from the date the arbitration process is commenced. The Commercial Arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of liability. The Commercial Arbitrator shall not have power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages, interest or any other damages that are specifically excluded under this Agreement, and each Party hereby irrevocably waives any claim to such damages.

(c)	The Parties expressly agree that, in as much as the provisions in this Agreement pertain to matters that may not be effectively protected by remedies available at law, irreparable damage to the Parties could result in the event such provisions of this Agreement were not specifically enforced. Accordingly, notwithstanding anything to the contrary in this Agreement, in the event that a Party seeks injunctive relief, then such Party shall request such relief in any state or federal court located in Essex County, New Jersey, if Purchaser or Parent is requesting the relief, or in Boston, Massachusetts, if Seller or any Shareholder is requesting the relief. Nothing in this Section 10.2(c) shall be deemed a waiver or amendment of the time periods otherwise set forth in Section 10.2 with respect to non-emergency matters.

(d)	The Parties covenant and agree that they will participate in the arbitration in good faith and that they will (i) bear their own attorneys’ fees, costs and expenses in connection with the arbitration, and (ii) share equally in the fees and expenses charged by the Commercial Arbitrator. Any Party unsuccessfully refusing to comply with an order of the Arbitrator shall be liable for costs and expenses, including attorneys’ fees, incurred by the other Party in enforcing the award.

(e)	If any Party seeks to enforce the arbitration provisions of Section 10.2(a), such enforcement shall be sought solely and exclusively in, and each of the Parties irrevocably and unconditionally consents to, the jurisdiction of the state and federal courts located in the state in which the arbitration is conducted, pursuant to Section 10.2(a). Each further irrevocably waives any objection to proceeding before any such courts based upon lack of personal jurisdiction or to the laying of the venue and further irrevocably and unconditionally waives any objection to proceeding before any such court on the grounds that it is an inconvenient forum. Each of the Parties hereby consents to service of process by registered mail at the addresses to which notices are to be given. Each of the Parties agrees that its submission to jurisdiction and its consent to service of process by mail are made for the express benefit of the other parties hereto.

10.3.	Notices. Any notice, election, demand, request, consent, approval, concurrence or other communication (collectively, a “notice”) given or made under any provision of this Agreement shall be deemed to have been sufficiently given or made for all purposes only if it is in writing and it is: (i) delivered personally to the Party to whom it is directed; (ii) sent by first class mail or overnight express mail, postage and charges prepaid, addressed to the Party to whom it is directed, at his, her or its address set forth below; or (iii) telecopied to the Party to whom it is directed, at his, her or its address set forth below:

If to Seller or Shareholders:	With a required copy to:

Denville Scientific, Inc. c/o Walter Demsia 35 Aspen Circle Edison, New Jersey 08820 Fax: (908) 769 5555	Herrick, Feinstein LLP One Gateway Center Newark, New Jersey 07102 Attn: Daniel A. Swick Fax: (973) 274-6401

If to Purchaser or Parent:	With a required copy to:

DAC Acquisition Holding, Inc. c/o Harvard Bioscience, Inc. 84 October Hill road Holliston, MA 01746 Attention: Susan Luscinski Fax: (508) 429-8478	Jaffe, Raitt, Heuer & Weiss, Professional Corporation 27777 Franklin Road, Suite 2500 Southfield, MI 48034 Attention: Sara M. Kruse Fax: (248) 351-3082

Unless any other provision of this Agreement expressly provides to the contrary, any notice:

(a)	given or made in the manner indicated in clause (i) above shall be deemed to have been given or made on the day on which such notice was actually delivered to an adult residing or employed at the address of the intended recipient, but if such day was not a Business Day, such notice shall be deemed to have been given or made on the first Business Day following such day;

(b)

given or made in the manner indicated in clause (ii) above shall be deemed to have been given or made on the third (3rd) Business Day after the day on which it was deposited in a regularly maintained receptacle for the deposit of the United States’ mail, or in the case of overnight express mail, on the Business Day immediately following the day on which it was deposited in a regularly maintained receptacle for the deposit of overnight express mail, provided that the notice is subsequently delivered by the U.S. Post Office or the courier service to the designated address in the ordinary course of Business; and

(c)	given or made in the manner indicated in clause (iii) above shall be deemed to have been given or made on receipt by the transmitting Party of printed confirmation that the transmission was received, provided that if the transmission occurs after 4:30 p.m. EST or EDT (as appropriate) or on a non-Business Day, the notice shall be deemed to have been given or made on the first Business Day to follow such transmission.

Notwithstanding the immediately preceding sentence, if the intended recipient actually receives a notice before the date on which such notice is deemed to have been given or made, as specified above, the date of actual receipt shall be the date on which such notice is deemed to have been given or made for the purposes of this Agreement.

10.4.	Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

10.5.	Construction; Governing Law. This Agreement has been executed in, and shall be construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law or choice of law principles thereof. Seller and the Shareholders hereby further agree that Delaware law bears a substantial relationship to Seller, the Shareholders and this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement

10.6.

Assignment and Benefit. This Agreement shall be binding on and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement is personal to Seller and Shareholders and may not be assigned by any of them, even by way of law, without the express written consent of the Purchaser. Any purported assignment in violation of this Section 10.6 shall be void ab initio and of no force or effect. Purchaser and Parent may assign this Agreement and all of its rights and obligations hereunder without consent: (i) to any subsidiary or Affiliate of Company or Parent, or (ii) upon the first to occur of (X) Purchaser’s payment of the Sale Payment (pursuant to Section 6.9), or (Y) Purchaser’s payment of the Final Purchase Price Payment or the determination that no such Final Purchase Price Payment is due (pursuant to Section 3.2). In the event of an assignment hereunder, the Purchaser shall notify Seller promptly after consummation of such assignment.

10.7.	Entire Agreement. This Agreement, including the Exhibits and the Schedules attached or to be attached to it, is and shall be deemed to be the complete and final expression of the agreement between the Parties as to the matters contained in and related to this Agreement and supersedes any previous agreements between the Parties pertaining to such matters.

10.8.	Transfer Taxes. Purchaser, on the one hand, and Seller and Shareholders, on the other hand, shall bear equally the cost of, and shall pay all documentary, stamp, sales, use and transfer, excise and similar Taxes and filing, recording and registration fees payable in connection with the transactions contemplated in this Agreement (“Transfer Taxes”); provided, however, that each of Seller and Shareholder shall use reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other Parties in providing any information and documentation that may be necessary to obtain such exemption.

10.9.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. Photostatic or facsimile reproductions of this Agreement may be made and relied upon to the same extent as originals.

10.10.	Waiver. The waiver by any Party of any breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or similar breach.

10.11.	Amendment. This Agreement may only be amended by written agreement executed by all of the Parties.

10.12.	No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto (where applicable) and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article 9 relating to Indemnified Parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

10.13.	Further Assurances. From time to time after the Closing Date, at the request of either Party and without further consideration, the requested Party shall execute and deliver or cause to be executed and delivered such further instruments of conveyance, assignment and transfer and shall take such other action as may be reasonably requested in order more effectively to convey, transfer, reduce to possession or record title to any of the Assets purchased pursuant to this Agreement. Seller shall deliver to Purchaser any checks transferred to Seller after the Closing Date in payment of any Accounts Receivable. Each Party shall cooperate on or after the Closing Date by furnishing information, evidence, testimony and other assistance in connection with any actions, proceedings, arrangements or disputes involving Purchaser or Seller and which are based on contracts, leases, arrangements or acts of Seller which were in effect or occurred on or prior to the Closing Date. From time to time after the Closing Date, Seller shall, upon written request, make all Tax Returns and related materials and information available to Purchaser, as Purchaser may reasonably request, including but not limited to any materials or information necessary for Purchaser to file any required Tax Return or comply with any audit initiated by any governmental authority with respect to Purchaser.

10.14.	Confidentiality. The Parties agree to keep in strict confidence the fact of and the content of the negotiations and the agreements concerning the transactions contemplated in this Agreement until such time as the Parties agree on a joint public announcement or consent, in writing, to the other Party’s proposed public announcement, which consent shall not be unreasonably withheld, except if in the sole opinion of Purchaser’s counsel, disclosure is required to comply with applicable laws.

10.15.	Severability. If any provision of this Agreement or any agreement or instrument executed in connection with this Agreement is determined to be invalid, illegal or unenforceable, such provision shall be enforced to the fullest extent permitted by applicable law, and the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired.

10.16

Parent Guarantee. Notwithstanding anything to the contrary, Parent hereby guarantees to Seller the full and timely performance of the obligations of Purchaser under this Agreement, including without limitation, the obligations under Sections 3.2 and 3.3 (the “Obligations”). This guaranty shall be a guaranty of payment and performance and not of collection, and Parent hereby agrees that its Obligations hereunder shall be primary and unconditional, subject to the terms and conditions of this Agreement, irrespective of any action to enforce the same or any other circumstances that might otherwise constitute a legal or equitable discharge to Parent. Parent hereby waives (i) diligence, filing of claims with a court in the event of insolvency or bankruptcy of Purchaser (with respect to the Obligations, unless the Obligations have been indefeasibly paid in full), any right to require demand for payment or a proceeding first against

Purchaser, all rights to subrogation or to demand any payment from Purchaser with respect to the Obligations until the indefeasible payment in full of all the Obligations, (ii) any and all other suretyship defenses, and (iii) covenants that this guaranty will not be discharged except by indefeasible payment in full of the Obligations.

[signature page attached]

IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be executed as of September 2, 2009.

“PURCHASER”:	DAC ACQUISITION HOLDING, INC.,
a Delaware corporation

	By:	/s/ Jeff Cohen

	Its:	Vice President

“PARENT”:	HARVARD BIOSCIENCE, INC.,
a Delaware corporation

	By:	/s/ Susan Luscinski

	Its:	Chief Operating Officer

“SELLER”:	DENVILLE SCIENTIFIC, INC.,
a Delaware corporation

	By:	/s/ Walter Demsia

	Its:	President

“SHAREHOLDERS”:	/s/ Walter Demsia
Walter Demsia

/s/ Ryan Sharp
Ryan Sharp